UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010.

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated October 19, 2010

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: October 19, 2010	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

3

PRESS RELEASE

New York and Stockholm — October 19, 2010

MILLICOM INTERNATIONAL CELLULAR S.A.

RESULTS FOR THE 3 MONTH PERIOD ENDED SEPTEMBER 30, 2010

(Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC)

Q3 Highlights

All data includes the full consolidation of Honduras from July 1, 2010. Quarterly historical data has been restated for the full consolidation of Honduras

•     Reported revenues up 13% to $1,018 million (Q3 09: $904 million)

•     Organic local currency revenues up 11.7% versus Q3 09

•     EBITDA up 16% to $484 million (Q3 09: $418  million)

•     EBITDA margin of 47.5% (+1.3 percentage points vs Q3 09)

•     Mobile customers up 18% versus Q3 09, bringing total customers to 37.4 million

•     Basic earnings per common share * of $1.34 (Q3 09: $1.31) (excluding revaluation of previously held interest)

•     Free cash flow of $203 million (Q3 09: $108 million)

*      Includes discontinued operations but excludes the gain on the revaluation of our Honduran operation of $1,060 million (see “Comments on the financial statements” page 10).

Mikael Grahne, President and CEO of Millicom, commented:

“For the first time in Millicom’s history, we have exceeded $1 billion of revenues in a quarter.  Our profitability remains strong with an EBITDA level of 47.5%.

“Within a maturing voice market, our strategy aims at developing value-added services (VAS) which we see as the next growth opportunity. In Latin America we have increasingly focused on innovation and on ARPU stabilization, favoring 3G penetration over the retention of low ARPU voice customers.  In Africa we are focusing on both penetration and innovation. We are pleased with the execution of this strategy and our Q3 results confirm its effectiveness: we are getting closer to a stage of ARPU stabilization with a 4.1% decline year-on-year in Q3 (excluding the country mix impact), VAS now contribute 23.3% of recurring revenues, we have 1.5 million customers using 3G data services in Latin America, up 18% over Q2, and our local currency revenue growth reached 11.7%, the highest level since the beginning of 2009.

“We maintain our commitment to the base business as shown by the growth in voice revenues of 10% year-on-year in Q3, up from 7% in Q2 and 5% in Q1.  Our strong focus on branding, smart pricing and distribution has been instrumental in this achievement, allowing us to resist commoditization.

“We will further pursue our efforts in innovation and value-addition in the coming quarters. The impressive success of our innovative airtime “micro-credit” initiative, “Tigo Lends You”, confirms the huge demand for such services. The product, launched progressively in almost all our markets in the first part of 2010, has been used almost 180 million times in 9 months and close to 36 million times in September alone. Our new money transfer service, “Tigo cash” is now marketed in both Paraguay and Tanzania and will be launched in other markets in both Africa and Latin America in Q4.

“Millicom also sees value creation through the active management of capital structure. We are pleased to confirm the early redemption of the corporate 2013 10% Notes on December 1, 2010. Our entire debt at the end of the year will be at operating level, improving tax efficiency and mitigating country risk. During the quarter, we also reached an agreement with our partners in Central America to align the shareholding of our mobile and cable operations so as to improve their integration and to facilitate synergies.

“We will continue to drive innovation, value-addition and shareholder value. Branding, distribution and the development of our culture and talents will be among our key areas of focus in the coming quarters.

Financial and operating summary for the quarter to September 30, 2010 and 2009

	Sept 30,	Sept 30,			Jun 30,		Mar 31,		Dec 31,
MOBILE CUSTOMERS (‘000)	2010	2009		Change	2010		2010		2009

— Total (i)	37,443	31,857		18%	36,729		35,094		33,920

— Attributable (ii)	34,528	29,357	*	18%	33,878	*	32,359	*	31,281	*

				Q3 – Q3
				% change					Q3 – Q3
REPORTED NUMBERS(iii)	Q3	Q3		(local	Q2		Q1		% change	FY
US$ million	2010	2009		currency)	2010		2010		(reported)	2009

— Group Revenue	1,018	904	*	12%	977	*	954	*	13%	3,571	*

— Central America	376	374	*	(1)%	379	*	371	*	1%	1,513	*

— South America	355	277		21%	323		312		28%	1,076

— Africa	230	201		22%	219		217		14%	782

— Cable	57	52		8%	56		54		10%	200

— EBITDA (iv)	484	418	*	—	464	*	451	*	16%	1,653	*

— EBITDA margin	47.5%	46.2	%*	—	47.5	%*	47.3	%*	—	46.3	%*

— Net profit for the period	1,205	143		—	134		156		—	804	**

*                 Pro forma figures to reflect the full consolidation of Honduras

**          Includes gains on disposal of $289 million

(i)               Total customer figures represent the worldwide total number of customers of mobile systems in which Millicom has an ownership interest.

(ii)           Attributable customers are calculated as 100% of mobile customers in Millicom’s subsidiary operations and Millicom’s percentage ownership of customers in each joint venture operation.

(iii)       Excludes discontinued operations, except net profit

(iv)         EBITDA: operating profit before interest, taxes, depreciation and amortization, is derived by deducting cost of sales, sales and marketing costs and general and administrative expenses from revenues and adding other operating income.

•                       Investments include capex of $196 million for Q3 10.  Capex for FY 2010 is expected to be around $700 million

•                       Cash and cash equivalents of $1,712 million at end of Q3 10, including $52 million of pledged deposits

•                       Cash up-streaming of $151 million in Q3 10

•                       Net debt of $1,276 million with an extrapolated full year net debt/EBITDA ratio of 0.7 times

•                       During Q3 Millicom recognized a gain $1,060 million following the revaluation of its operation in Honduras (see page 10 “Comments on the financial statements”).

•                       A gain of $4 million for foreign exchange was recorded in Q3 10, which was mainly the result of the foreign exchange impact on dollar denominated debt

Review of operations

Financial results for the three months ended September 30, 2010

Customer market share

Millicom’s total market share declined marginally to 29.3% on a weighted basis compared to Q2 10, with five markets gaining share, one market holding share and seven markets declining. The overall decline is only due to a country mix impact as we gained 0.1 point of market share in all three regions as indicated below. The fact that the markets where we have a lower market share (Colombia and Africa) are growing faster than the ones where we are strong leaders, explains the negative mix effect.  During the quarter we saw particularly strong performances in Guatemala, Chad and Tanzania, with each gaining 1.1 percentage points of share. In Rwanda, Tigo has reached a 15.3% share within 10 months of launch and is now the number 2 operator in the market.

	Market share (%)
	Total	Central Am.	South Am.	Africa
Q3 10	29.3%	53.8%	17.4%	30.4%
Q2 10	29.4%	53.7%	17.3%	30.3%
Q1 10	29.2%	53.4%	16.8%	31.0%
Q4 09	28.7%	53.0%	16.3%	30.8%
Q3 09	28.7%	53.5%	16.3%	30.4%

Source: company data

ARPU

Year-on-year, local currency ARPU declined 6%, which is half the rate of reduction of a year ago. Excluding the impact of country mix, the decline was slightly more than 4% which means that we are moving closer towards ARPU stabilization.

Local currency ARPU in South America was up year-on-year for the second quarter in a row, a notable achievement in the context of high penetration and demonstrating the success of our strategy to focus on attracting higher value customers through value added services. In Africa it fell 7%, the slight deterioration reflecting the strong customer growth in the year to date and the impact of new taxes. ARPU in Central America was down 8% year-on-year, again reflecting the trend of slower declines as we improve steadily quarter on quarter.

	Year-on-year local currency ARPU growth (%)*
	Total	Central Am.	South Am.	Africa
Q3 10	(6)%	(8)%	3%	(7)%
Q2 10	(8)%	(11)%	2%	(7)%
Q1 10	(9)%	(13)%	0%	(3)%
Q4 09	(10)%	(20)%	(4)%	(9)%
Q3 09	(12)%	(19)%	(3)%	(15)%

*    Excluding Rwanda

Mobile customers

In Q3 10, Millicom added 715 thousand net new mobile customers, reaching 37.4 million total mobile customers, an increase of 18% versus Q3 09. Of this number, more than 2.1 million owned 3G-enabled devices (mobile handsets and datacards), up 17% from Q2, and 73% of these used their devices for data services, giving an indication of the potential to develop this business further. The relatively low number of net additions in the quarter is mainly the consequence of a deliberate shift of resources from 2G customer retention to 3G customer acquisition, mainly in Central America where we have attracted almost as many 3G customers in Q3 than in H1 2010.  In addition, mandatory SIM card registration continued to create volatility in Africa.

In Central America customer growth for the region as a whole was 6% year-on-year. Guatemala grew its customer base by 18% year-on-year while the customer base in El Salvador was flat and in Honduras it declined slightly year on year. The development of 3G in Central America, with more than 675,000 users at the end of September, gives us comfort that our strategy to focus on high value customers is the right one in a more mature market.

In South America, total customers increased by 15% year-on-year. Bolivia recorded an increase of 17% and Colombia recorded an increase of 16%. In Paraguay some 119 thousand customers were added in the quarter, a year-on-year increase of 13%.

In Africa, total customers increased by 32%, with 527 thousand net additions in the quarter. Africa’s net additions have slowed during the quarter as anticipated, primarily due to mandatory customer registration in a number of markets. Rwanda had more than half a million customers at the end of the quarter.

Overall, we expect customer intake to continue to be quite volatile, due to variable factors including the macro environment, seasonality, SIM card registration, competitor promotions and our own marketing activities. We no longer see a correlation between growth in customer numbers and future revenue growth, as we are focusing on 3G data customers who on average produce a higher additional ARPU than 2G voice only customers.

	Net additional mobile customers (’000)
	Total	Central Am.	South Am.	Africa
Q3 10	715	(251)	439	527
Q2 10	1,635	149	212	1,274
Q1 10	1,174	320	211	643
Q4 09	2,063	536	401	1,126
Q3 09	1,100	244	354	502

Revenues, EBITDA and EBITDA margin

We are seeing some positive economic momentum in South America but less in Central America and Africa. Total revenues for the three months ended September 30, 2010 were $1,018 million, an increase of 13% from Q3 09. Underlying revenue growth in local currency was 11.7% versus Q3 09, the best result recorded since the beginning of 2009. The Colombian peso was the main contributor to the positive foreign exchange impact in the quarter but a depreciation of the local currency in Tanzania, Chad and Senegal tempered this benefit.

The strongest regional revenue growth was seen in South America which reported year-on-year local currency growth of 21% driven by good performances from all three markets. Africa reported local currency top line growth of 22% with DRC, Tanzania and Ghana providing the most significant contributions. Revenues in Central America were down slightly, by 1% year-on-year in local currency and continue to be negatively affected by the full year impact of interconnection rate cuts and by the increase in taxes on incoming international calls in El Salvador.

VAS revenues continued to grow strongly, rising 26% over Q3 09 in local currency but most importantly, non-SMS VAS, which comprises more sophisticated services, grew 46% in local currency. VAS represent 23.3% of recurring mobile revenues, and we expect new services to be a major driver of Group revenues and profitability going forward. 3G customers and revenues are growing rapidly, and already account for 5.1% of recurring mobile revenues in Latin America.

Group EBITDA for the quarter was $484 million, an increase of 16% from Q3 09, and the EBITDA margin reached 47.5%. In Central America, our scale and strong market positions combined with a favourable product mix and good cost control continued to deliver very healthy margins of 56.0%. In South America, the EBITDA margin was 42.4%, an increase of 1.7 percentage points over Q3 09, helped by the strengthening margin in Colombia. The margin in Africa was 40.7% up 3.4 percentage points from Q3 09. In the coming quarters, should we see opportunities to accelerate our top line growth by investing further in our brands and services such as 3G and money transfers, we will do so, provided that attractive returns can be achieved. Such actions, if taken, may reduce EBITDA margins slightly from the current high levels.

Group	Q3 10	Q2 10	Q1 10	Q4 09	Q3 09
Customers (m)	37.4	36.7	35.1	33.9	31.9
YoY growth (%)	17%	19%	21%	22%	20%
Revenues* ($m)	1,018	977	954	972	904
YoY growth (%) (reported)	13%	13%	15%	1%	(2)%
YoY growth (%) (local currency)	12%	11%	11%	9%	9%
EBITDA* ($m)	484	464	451	458	418
YoY growth (%)	16%	16%	19%	11%	12%
Margin (%)	47.5%	47.5%	47.3%	47.1%	46.2%
Total ARPU* ($)	9.4	9.3	9.4	10.1	9.8

* pro forma figures to reflect the full consolidation of Honduras

Central America

Total customers in Central America were 13.1 million for the quarter, lower than for Q2, as we are increasingly focusing on our high value customers and shifting our marketing and promotional activities away from low ARPU customers. The take-up of 3G services continued to be encouraging, and at the end of September nearly 7% of customers in Central America were using 3G data services.

Revenues in Q3 10 were flat year-on-year at $376 million. Remittance trends remain volatile and we still anticipate some caution on the part of our customers following an extended period of sharp declines in their disposable income. In local currency, revenues for Central America overall were down by 1% year-on-year. Guatemala maintained its strong recent performance with local currency revenues growing by 6% year-on-year. Honduras has reverted to positive growth through the attractive development of VAS. The negative impact of taxes on incoming international calls introduced in 2009 lapsed during the quarter and is giving a more favorable comparison base. Revenues in El Salvador were down 11% year on year and continued to be impacted by a reduction in interconnect rates from 18 cents to 8 cents introduced in December 2009 and by the increased taxes on incoming international calls. The ARPU for Central America was up slightly from Q2 10 in local currency due to the growing appetite for 3G and other non-voice services.

Margins in Central America were 55.9%, an increase of 0.8 percentage point from Q3 09 and EBITDA for Q3 10 was $210 million, up 2% year-on-year.

Capex in Central America in Q3 10 was $40 million, or 10.6% of revenues.

At the beginning of the quarter, we reached an agreement with our local partner in Honduras whereby we have been granted an unconditional call option over his 33% stake in Celtel for the next five years. We have granted our local partner a put option on his stake for the same period in the event of a change of control of Millicom. As a result of this agreement, we are fully consolidating our Honduran operations from Q3 10. This transaction required us to revalue our interest in our Honduran operation resulting in a significant accounting gain this quarter, amounting to $1,060 million.

Central America	Q3 10	Q2 10	Q1 10	Q4 09	Q3 09
Customers (m)	13.1	13.4	13.2	12.9	12.4
YoY growth (%)	6%	10%	15%	15%	14%
Revenues* ($m)	376	379	370	379	374
YoY growth (%) (reported)	1%	(1)%	(2)%	(7)%	(5)%
YoY growth (%) (local currency)	(1)%	1%	(3)%	1%	(2)%
EBITDA* ($m)	210	219	210	208	206
YoY growth (%)	2%	2%	0%	(9)%	(4)%
Margin (%)	55.9%	57.8%	56.8%	54.9%	55.1%
Total ARPU* ($)	11.8	11.8	11.7	12.3	12.5
YoY growth (%) (reported)	(5)%	(17)%	(27)%	(31)%	(5)%

* pro forma figures to reflect the full consolidation of Honduras

South America

South America recorded 439 thousand net additions in Q3 10 representing a year-on-year increase of 24%. Good progress was made in all three markets but particularly in Colombia where our smart pricing and bundled packets of voice airtime and VAS (‘paquetigos’) are helping to attract customers from distinct market segments.

Revenues in South America in Q3 10 amounted to $356 million, up 28% from Q3 09 as we benefited from a positive currency translation effect in the quarter, mainly as a result of the strength of the Colombian peso. Revenue growth in local currency continued its trend of recent quarters by accelerating further to 21%. All three markets performed strongly with local currency revenues up 17% in Paraguay, 21% in Bolivia and 24% in Colombia.

ARPU was up 3% year-on-year in local currency, driven by a strong performance in 3G and other VAS. We now have over 853,000 users of 3G data services in South America, representing over 12% of our regional customer base.

EBITDA for Q3 10 was $151 million, up 34%, and the EBITDA margin was 42.4%, up 1.7 percentage points on Q3 09, helped by increasing scale and efficiency in both Colombia and Bolivia. South America now accounts for 31% of Group EBITDA, up from 27% in Q3 09.

Capex in South America for Q3 10 amounted to $68 million, an increase of 132% from Q3 09 and representing 19.1% of revenues.

South America	Q3 10	Q2 10	Q1 10	Q4 09	Q3 09
Customers (m)	9.7	9.2	9.0	8.8	8.4
YoY growth (%)	15%	15%	17%	18%	17%
Revenues ($m)	356	323	312	313	277
YoY growth (%) (reported)	28%	30%	32%	20%	1%
YoY growth (%) (local currency)	21%	19%	17%	15%	13%
EBITDA ($m)	151	138	132	135	113
YoY growth (%)	34%	42%	41%	34%	17%
Margin (%)	42.4%	42.7%	42.4%	43.0%	40.7%
Total ARPU ($)	12.5	11.8	11.7	12.1	11.2
YoY growth (%) (reported)	12%	12%	13%	3%	(13)%

Africa

Customers in Africa increased by 32% year-on-year and 527 thousand new customers were added in Q3 10, bringing the total at the end of September to 14.6 million. The lower intake compared to the previous quarter is due mainly to mandatory customer registration processes in Ghana and Tanzania which, as expected, is contributing to the increasing volatility of our customer numbers from one quarter to the next.

Revenues in Africa were up 15% year-on-year to $230 million, with local currency revenues up 22%. Tanzania and DRC continued to demonstrate the strongest local currency growth, recording year-on-year increases of 36% and 25% respectively. In Chad we decreased prices early in the quarter to bring them into line with our other markets and elasticity started to produce attractive results in September. In Chad we booked a one-off adjustment of $3.3 million in Q3 for VAT linked to previous years that negatively impacted revenues and to a lesser extent EBITDA. Excluding this item, Chad and Africa grew revenues by 21% and 24% respectively in local currency. In Senegal call volumes are being impacted by the introduction of a new tax on incoming international calls in August which has been passed on to callers and an increase in excise tax from 2 to 5% in August. ARPU for Africa in local currency was down 7% year-on-year but increased by 2.5% from Q2 10.

EBITDA for Africa for Q3 10 reached $94 million, up 25% year-on-year. The EBITDA margin was 40.7%, up 3.4 percentage points over Q3 09. Underlying trends continue to improve across a number of our markets as we reach critical mass and begin to achieve operating leverage.

We have seen increasing pricing pressure in Africa in recent months. Such pricing pressure tends to be cyclical and in recent weeks it was mostly directed towards cross-net tariffs. We take a market by market approach to our pricing policies and we may adjust some cross-net tariffs through headline price reductions or promotional activity, but our market leading positions in Africa mean that outgoing cross net minutes account for only 8% of our total minutes of use in Africa as a whole. However, we are more exposed to cross net tariff moves in Ghana and we expect some pressure on EBITDA margins in this market. Our on-net tariffs are very competitive and we remain committed to being perceived as the price leader in our markets.

We continue to invest in Africa to capitalize on the growth potential and to address the likely increase in traffic as tariffs continue to decline. Capex in Africa in Q3 10 was $75 million, or 33% of revenues, higher than in Q1 and Q2, in line with our group capex guidance. This amount includes $38 million of capitalization of tower leases as per IFRS rules which is a non cash item.

Africa	Q3 10	Q2 10	Q1 10	Q4 09	Q3 09
Customers (m)	14.6	14.1	12.8	12.2	11.1
YoY growth (%)	32%	34%	31%	35%	31%
Revenues ($m)	230	219	217	227	200
YoY growth (%) (reported)	15%	20%	27%	24%	7%
YoY growth (%) (local currency)	22%	24%	26%	26%	21%
EBITDA ($m)	94	81	83	89	75
YoY growth (%)	25%	31%	41%	39%	17%
Margin (%)	40.7%	36.9%	38.4%	39.3%	37.3%
Total ARPU ($)	5.4	5.5	5.9	6.6	6.3
YoY growth (%) (reported)	(14)%	(10)%	(5)%	(7)%	(21)%

Cable and fixed broadband

At the end of Q3 10, Amnet, our cable and broadband business in Central America, had 650 thousand revenue generating units, up 6% year-on-year. Residential broadband customer growth continued to be strong, up 24% year-on-year, and broadband customers now account for 38% of the customer base.

Revenues in Q3 10 for Amnet reached $50 million, up 10% from Q3 09. We continue to achieve consistent growth, driven mainly by our roll-out of broadband services to cable TV customers, with residential broadband revenues up 33% year-on-year. Amnet passes 1.3 million homes in Central America and provides services to 488 thousand households giving a penetration of 37% of homes passed. Customers take on average 1.33 services each from Amnet, and our aim is to continue to increase this take-up of services by our customers by marketing bundled services, particularly by selling broadband services to our cable TV and mobile customers. We are pleased to see the early encouraging results of triple play.  As in our mobile operations, we focus on value customers with a specific effort on broadband internet while securing acceptable margins on cable TV.

EBITDA for Amnet amounted to $18 million, up 7% versus Q3 09, with an EBITDA margin of 36.7% (Q3 09: 37.6%). Including Navega, cable operations generated operating free cash flow of $8 million in Q3 10 after capex of $15 million in the quarter.

During the quarter, we reached agreement on the restructuring of the ownership of Amnet Guatemala, from 100% to 55%, and of Navega in Honduras, from 60.7% to 66.7%, so as to align the ownership structure of our cable operations with that of our mobile operations. As a result, we will now be able to pursue synergies more effectively.

	Financial performance
US$m	Q3 10	Q2 10	Q1 10	Q4 09	Q3 09	FY 2009

Revenues	57	56	54	53	52	199
- Amnet	50	49	47	47	45	179
- Navega	15	12	12	11	11	35
- Intercompany revenues	(8)	(5)	(5)	(5)	(4)	(15)
EBITDA	27	26	26	25	24	91
- Amnet	18	18	18	18	17	68
- Navega	9	8	8	7	7	23
EBITDA margin*	48%	47%	48%	48%	43%	45%

	Amnet Operating performance
Homes Passed (‘000)	1,320	1,309	1,294	1,287	1,277	1,287
Broadband customers as % of cable customers	38%	36%	35%	32%	30%	32%
Revenue Generating Units (‘000)	650	642	645	631	611	631
RGUs/customer	1.33	1.33	1.32	1.31	1.30	—

*EBITDA margin excludes intercompany revenues

Forward looking statements

For the full year 2010 the EBITDA margin is expected to be around 47%. Capex is expected to be approximately $700 million in 2010, and the operating free cash flow margin is expected to be around 20%.

Capex in 2011 will be higher than for 2010 due to the roll out of 3G and the need for additional voice capacity in Africa, as well as the addition of capacity in Latin America where 3G usage is growing well.

We confirm the redemption in full of the 2013 10% Notes on December 1, 2010. The par value of the Notes is approximately $460 million, and early redemption will incur a penalty of 1.667%, all of which will be paid out of cash balances within the Group. The redemption itself will be accretive in 2011.

Comments on the financial statements

Operating free cash flow for Q3 10 was $245 million, or 24% of revenues.

On July 1, 2010, Millicom entered into an agreement with its partner in Honduras whereby Millicom has been granted an unconditional call option over its partner’s 33.3% stake and Millicom granted its partner a put option over the same stake that is conditional upon a change of control of Millicom. Both options have been granted for a period of 5 years. As a result of the agreement Millicom fully consolidated Celtel Honduras and its affiliates as of July 1, 2010 (previously consolidated as per the proportional consolidation method). The third quarter of 2009 has also been restated on a 100% basis to allow a proper comparison in the consolidated financial statements of Millicom.

The full consolidation of Celtel Honduras led to the revaluation of the company in Millicom’s consolidated financial statements to fair value calculated using a discounted cash flow valuation carried out with the assistance of an independent advisor and reviewed by Millicom’s auditors. Such revaluation triggered an exceptional gain of $1,060 million in Q3 2010. As part of the provisional purchase price allocation of the transaction Millicom has recognized an additional $320 million of intangible assets resulting in a depreciation charge for Q3 of $7.6 million and an expected yearly increase in depreciation of $30 million.

During Q3 2010, Millicom also entered into agreements with its partners in Honduras and in Guatemala to align the ownership of all its affiliates — i.e. Amnet and Navega - in each Central American country so as to facilitate the integration of its various business lines and to create synergies. The following transactions have been signed:

	Former ownership	New ownership	Status
Amnet Guatemala	100.0%	55.0%	Closed
Navega El Salvador	55.0%	100.0%	Pending approval
Navega Honduras	60.7%	66.7%	Closed
Amnet Honduras	100.0%	66.7%	Pending approval

Two of these deals are subject to regulatory approvals. The impact of the two closed transactions has been included in the Q3 accounts. These four transactions, once closed, will give rise to a cash inflow of $15 million for Millicom, while the EBITDA and net profit impacts estimated for 2011 are expected to be neutral to slightly positive. Closing of these transactions is expected to take place at the latest in Q1 2011.

Early in September, Millicom announced the early redemption in December 2010 of the 2013 Notes originally issued by Millicom International Cellular, provided that at least $400 million of financing was finalized. On September 23, 2010, Telemovil, the fully owned subsidiary of Millicom in El Salvador, successfully issued a $450 million 7-year bond under rule 144A and regulation S, with an 8% coupon and an 8.25% yield, without any parent guarantee.  As the condition for the redemption has been fulfilled, Millicom confirms that the 2013 Notes will be redeemed on December 1, 2010 for a total consideration of $490,226,598.62 which comprises $459,586,000 for the principal, $22,979,300 for the interest and $7,661,299 for the early redemption penalty (1.667%).  We have recorded a cost in the income statement of $10 million corresponding to the early redemption penalty and part of the unamortized upfront fees for the unutilized portion of the Notes until expiry and we will record another $2 million in Q4.

Millicom has notified the Luxembourg Stock Exchange of its intention to redeem the 2013 Notes and has obtained the necessary validation. Notices of the redemption are published today in the Wall Street Journal, in the Financial Times and in the Luxemburger Wort.

These transactions are in line with Millicom’s financial strategy to secure liquidity and long-term financing, to reduce and optimize finance costs through tax optimization and to push down debt to the operating level.  Millicom will have 100% of its debt at operating level by year-end 2010, with gross debt exceeding $2 billion and an average maturity of around 3 years. As at September 30, 2010, the average gross debt maturity was 2 years and 6 months following the reclassification of the 2013 Notes as short term financing.

Dollar denominated debt is used in countries where long term debt in local currency is either too expensive or not available. Approximately 60% of the Group’s gross debt held at operational level is denominated in local currency, thus limiting foreign exchange exposure. The main countries carrying dollar-denominated debt are Guatemala, Honduras, Ghana, Tanzania and Bolivia. Millicom booked foreign exchange gains in Q3 10 of $4 million as a consequence of the revaluation in local currency of the US$ denominated debt in the operations.

The effective tax rate for the quarter (excluding the gain on revaluation of our Honduran operation) was 26.9%, as we paid less withholding tax on dividends upstreamed from our operations.

Millicom benefited from a low cost of financing in Q3 10, coming from low interest rates on its variable rate debt. Over time, the Group intends to limit its exposure to variable rates through hedging and through additional debt issuances at fixed rates.

Millicom now has $1,712 million of cash in hand, including $52 million of pledged deposits, with around 87% of it held in US dollars. The net debt to EBITDA ratio was approximately 0.7x at the end of September.

We commenced the share buyback program in May. As at the end of September, we had acquired 1,126,349 shares at an average price of $92.94, for a total consideration of $104.7 million, representing 35% of the total $300m program which we intend to complete by the end of the year.

Millicom upstreamed $151 million in cash during Q3 10 through a combination of dividends, management fees and royalties, bringing the total upstreamed year to date to $663 million compared to $462 million for the full year 2009.

Millicom remains confident of being able to dispose of its operation in Laos.

The litigation over our license in Senegal with the Senegalese Government continues and during the quarter the International Center for the Settlement of Investment Disputes (ICSID) ruled that it has jurisdiction over the matter. We expect a hearing on the merits of the case to occur during 2011.

Other information

The consolidated income statements for the three and nine months ended September 30, 2010 and 2009, the consolidated balance sheets as at September 30, 2010 and December 31, 2009, the condensed consolidated statements of cash flows for the nine months ended September 30, 2010 and 2009 and the condensed consolidated changes in equity for the nine months ended September 30, 2010 and 2009 are determined based on accounting principles consistent to those used for the 2009 consolidated financial statements of Millicom which are prepared under International Financial Reporting Standards (IFRS), except for pro forma comparatives of quarterly information prepared to reflect the full consolidation of the operation in Honduras.

This report is unaudited.

Millicom’s financial results for the fourth quarter of 2010 will be published on February 9, 2011.

Luxembourg — October 19, 2010

Mikael Grahne, President & Chief Executive Officer

Millicom International Cellular S.A

15 rue Léon Laval

L-3372 Leudelange

Luxembourg

Tel : +352 27 759 101

Registration number: R.C.S. Luxembourg B 40.63

CONTACTS

Francois-Xavier Roger	Telephone: +352 27 759 327
Chief Financial Officer

Emily Hunt	Telephone: +44 (0)7779 018 539
Investor Relations

Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 14 countries in Latin America, Africa and Asia. It also operates cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 267 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information. It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.

Conference call details

A conference call to discuss the results will be held at 14.00 London / 15.00 Stockholm / 09.00 New York, on Tuesday, October 19, 2010. The dial-in numbers are: +44 (0)20 7806 1955, +46 (0)8 5352 6407 or +1 212 444 0413 and the pass code is 5940779#. Please go to our website at www.millicom.com for a copy of the slides to be discussed during the call. A live audio stream of the conference call can also be accessed at www.millicom.com. Please dial in / log on 5 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 7 days after the conference call, commencing approximately 30 minutes after the live call has finished, on: +44 (0)20 7111 1244 / +46 (0)8 5051 3897 or +1 347 366 9565, access code: 5940779#.

Appendices

•                  Consolidated income statements for the three months ended September 30, 2010 and 2009

•                  Consolidated income statements for the nine months ended September 30, 2010 and 2009

•                  Consolidated balance sheets as at September 30, 2010 and December 31, 2009

•                  Condensed consolidated statements of changes in equity for the nine months ended September 30, 2010 and 2009

•                  Condensed consolidated statements of cash flows for the nine months ended September 30, 2010 and 2009

•                  Quarterly analysis by cluster

•                  Cellular customers and market position by country

•                  Cellular revenues by country

•                  Local currency monthly recurring ARPU

•                  Revenue growth - Forex effect by region

•                  Impact of main currency movements on quarterly revenues

Millicom International Cellular S.A.

Consolidated income statements

for the three months ended September 30, 2010 and 2009

	QTR ended	QTR ended
	Sept 30,	Sept 30,
	2010	2009*
	(Unaudited)	(Unaudited)
	US$’000	US$’000
Revenues	1,017,733	903,893
Cost of sales (excluding depreciation and amortization)	(203,457)	(189,299)
Sales and marketing	(192,976)	(170,264)
General and administrative expenses	(140,951)	(126,342)
Other operating income	3,441	—
EBITDA	483,790	417,988
Corporate costs	(36,266)	(18,475)
Gain/(loss) on disposal/write down of assets, net	2,403	(1,137)
Depreciation and amortization	(183,700)	(162,137)
Operating profit	266,227	236,239
Interest expense	(61,802)	(44,647)
Interest income	3,397	1,712
Revaluation of previously held interest	1,060,014	—
Other non operating (expenses) income, net	(2,694)	9,139
Profit before taxes from continuing operations	1,265,142	202,443
Taxes	(59,777)	(56,637)
Profit before discontinued operations and non-controlling interest	1,205,365	145,806
Result from discontinued operations	2,530	(3,549)
Non-controlling interest	(2,647)	434
Net profit for the period	1,205,248	142,691
Basic earnings per common share (US$)	11.11	1.31
Weighted average number of shares outstanding in the period (‘000)**	108,475	108,531
Profit for the period used to determine diluted earnings per common share	1,205,248	142,691
Diluted earnings per common share (US$)	11.09	1.31
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)**	108,666	108,763

* pro forma figures to reflect the full consolidation of Honduras

** Excluding Treasury shares

Millicom International Cellular S.A.

Consolidated income statements

for the nine months ended September 30, 2010 and 2009

	9M ended	9M ended
	Sept 30,	Sept 30,
	2010	2009*
	(Unaudited)	(Unaudited)
	US$’000	US$’000
Revenues	2,851,314	2,449,045
Cost of sales (excluding depreciation and amortization)	(587,496)	(523,073)
Sales and marketing	(527,694)	(472,023)
General and administrative expenses	(395,947)	(339,218)
Other operating income	3,441	—
EBITDA	1,343,618	1,114,731
Corporate costs	(75,661)	(51,764)
Gain (loss) on disposal/write down of assets, net	2,117	(3,567)
Depreciation and amortization	(509,773)	(433,215)
Operating profit	760,301	626,185
Interest expense	(151,781)	(127,722)
Interest income	8,528	8,042
Revaluation of previously held interest	1,060,014	—
Other non operating expenses (income), net	(32,581)	4,184
Profit before taxes from continuing operations	1,644,481	510,689
Taxes	(174,942)	(143,803)
Profit before discontinued operations and non-controlling interest	1,469,539	366,886
Result from discontinued operations	8,915	(9,274)
Non-controlling interest	16,618	38,965
Net profit for the period	1,495,072	396,577
Basic earnings per common share (US$)	13.76	3.66
Weighted average number of shares outstanding in the period (‘000)*	108,663	108,417
Profit for the period used to determine diluted earnings per common share	1,495,072	396,577
Diluted earnings per common share (US$)	13.74	3.65
Weighted average number of shares and potential dilutive shares outstanding in the period (‘000)*	108,845	108,670

* Excluding Treasury shares

Millicom International Cellular S.A.

Consolidated balance sheets

as at September 30, 2010 and December 31, 2009

	Sept	December
	30, 2010	31, 2009
	(Unaudited)	US$’000
	US$’000
Assets
Non-current assets
Intangible assets, net	2,272,391	1,044,837
Property, plant and equipment, net	2,786,120	2,710,641
Investment in associates	12,320	872
Pledged deposits	51,601	53,333
Deferred taxation	22,416	19,930
Other non-current assets	12,401	7,965
Total non-current assets	5,157,249	3,837,578
Current assets
Inventories	55,081	46,980
Trade receivables, net	251,832	224,708
Amounts due from joint venture partners	68,293	52,590
Prepayments and accrued income	119,934	65,064
Current tax assets	28,345	17,275
Supplier advances for capital expenditure	54,064	49,165
Other current assets	72,935	58,159
Time deposits	107	50,061
Cash and cash equivalents	1,660,021	1,511,162
Total current assets	2,310,612	2,075,164
Assets held for sale	70,461	78,276
Total assets	7,538,322	5,991,018

Millicom International Cellular S.A.

Consolidated balance sheets
as at September 30, 2010 and December 31, 2009

	September	December
	30, 2010	31, 2009
	(Unaudited)	US$’000
	US$’000
Equity and liabilities
Equity
Share capital and premium (represented by 109,032,856 shares, including 1,126,349 treasury stock, at Sept 30, 2010)	576,248	660,547
Other reserves	(65,854)	(64,930)
Accumulated profits brought forward	1,134,354	937,398
Net profit for the period/year	1,495,072	850,788
	3,139,820	2,383,803
Non-controlling interest	11,750	(73,673)
Total equity	3,151,570	2,310,130
Liabilities
Non-current liabilities
Debt and other financing:
10% Senior Notes	—	454,477
Other debt and financing	1,847,924	1,458,423
Other non-current liabilities	105,633	88,142
Derivative financial instruments	21,296	—
Deferred taxation	192,208	66,492
Total non-current liabilities	2,167,061	2,067,534
Current liabilities
Debt and other financing
10% Senior Notes	465,165	—
Other debt and financing	674,944	433,987
Capex accruals and payables	230,414	276,809
Other trade payables	189,118	194,691
Amounts due to joint venture partners	66,105	52,180
Accrued interest and other expenses	250,135	173,609
Current tax liabilities	80,541	93,364
Dividend payable	—	134,747
Other current liabilities	222,690	210,385
Total current liabilities	2,179,112	1,569,772
Liabilities directly associated with assets held for sale	40,579	43,582
Total liabilities	4,386,752	3,680,888
Total equity and liabilities	7,538,322	5,991,018

Millicom International Cellular S.A.

Condensed consolidated statements of changes in equity

for the nine months ended September 30, 2010 and 2009

	Sept	Sept
	30, 2010	30, 2009
	(Unaudited)	(Unaudited)
	US$’000	US$’000
Equity as at January 1	2,310,130	1,652,077
Profit for the period	1,495,072	396,577
Stock compensation	26,076	5,394
Purchase of treasury stock	(104,683)	—
Dividends paid	(653,779)	—
Shares issued via the exercise of stock options	3,308	745
Acquisition of non-controlling interests in Millicom’s operation in Chad	—	(9,523)
Movement in currency translation reserve	(7,394)	(19,857)
Movement in cash flow hedge reserve	(2,583)	—
Non-controlling interest	85,423	(40,219)
Equity as at September 30	3,151,570	1,985,194

Millicom International Cellular S.A.

Condensed consolidated statements of cash flows

for the nine months ended September 30, 2010 and 2009

	Sept 30,	Sept 30,
	2010	2009
	(Unaudited)	(Unaudited)
	US$’000	US$’000
EBITDA	1,343,618	1,114,731
Movements in working capital	(66,771)	15,976
Capex (net of disposals)	(372,573)	(593,020)
Taxes paid	(198,181)	(168,378)
Operating Free Cash Flow	706,093	369,309
Corporate costs (excluding share based compensation)	(49,585)	(46,370)
Interest paid, net	(98,594)	(87,073)
Free Cash Flow	557,914	235,866
Acquisition of subsidiaries	(5,284)	(55,524)
Disposal / (Purchase of pledged deposits)	1,483	(43,315)
Disposal of time deposits	49,954	—
Other investing activities	11,031	(14,606)
Cash flow from operating and investing	615,098	122,421

Cash flow (used by) from financing	(472,166)	103,835

Cash used by discontinued operations	—	(32,216)
Cash effect of exchange rate changes	5,927	4,773

Net increase in cash and cash equivalents	148,859	198,813
Cash and cash equivalents, beginning	1,511,162	674,195
Cash and cash equivalents, ending	1,660,021	873,008

Millicom International Cellular S.A.

Quarterly analysis by cluster

(Unaudited)

						Increase
						Q3 09 to
	Q3 10	Q2 10	Q1 10	Q4 09	Q3 09	Q3 10
Revenues (US$’000) (i)
Central America	375,871	379,285	370,429	379,095	374,080	0%
South America	355,548	323,204	312,303	312,823	277,136	28%
Africa	229,716	219,305	217,065	227,201	200,482	15%
Amnet & Navega	56,598	55,554	53,953	53,249	52,195	8%
Total Revenues	1,017,733	977,348	953,750	972,368	903,893	13%

EBITDA (US$’000) (i)
Central America	210,323	218,947	209,541	208,273	206,400	2%
South America	151,315	138,128	132,319	134,601	112,782	34%
Africa	94,005	81,001	83,335	89,352	74,819	26%
Amnet & Navega	28,147	25,901	25,850	25,397	23,987	17%
Total EBITDA	483,790	463,977	451,045	457,623	417,988	16%

Total mobile customers at end of period (i)
Central America	13,119,588	13,370,455	13,221,362	12,901,710	12,366,164	6%
South America	9,677,857	9,239,165	9,026,688	8,815,217	8,413,968	15%
Africa	14,645,815	14,119,102	12,845,885	12,203,177	11,077,166	32%
Total	37,443,260	36,728,722	35,093,935	33,920,104	31,857,298	18%

Attributable mobile customers at end of period (i)
Central America	10,429,294	10,744,363	10,710,210	10,480,950	10,076,909	3%
South America	9,677,857	9,239,165	9,026,688	8,815,217	8,413,968	15%
Africa	14,420,869	13,894,168	12,622,516	11,984,463	10,866,206	33%
Total	34,528,020	33,877,696	32,359,414	31,280,630	29,357,083	18%

(i)             Pro forma figures to reflect the full consolidation of Honduras and excluding discontinued operations

Millicom International Cellular S.A.

Cellular customers and market position by country
(Unaudited)

		Country	MIC
		Population	Market		Total customers (iii)
	Equity	(million)	Position	Net Adds			y-o-y
Country	Holding	(i)	(ii)	Q3 10	Q3 10	Q3 09	Growth
Central America
El Salvador	100.0%	7	1 of 5	-92,663	2,692,901	2,690,128	0%
Guatemala	55.0%	13	1 of 3	142,672	5,978,432	5,087,234	18%
Honduras	66.7%*	8	1 of 4	-300,876	4,448,255	4,588,802	-3%

South America
Bolivia	100.0%	10	2 of 3	131,545	2,248,815	1,929,324	17%
Colombia	50.0%+1share	46	3 of 3	187,960	4,129,176	3,572,211	16%
Paraguay	100.0%	7	1 of 4	119,187	3,299,866	2,912,433	13%

Africa
Chad	100.0%	10	1 of 2	33,911	1,257,244	857,593	47%
DRC (iv)	100.0%	69	1 of 5	190,423	2,012,264	1,449,158	39%
Ghana	100.0%	24	2 of 5	-27,313	3,378,709	2,959,982	14%
Mauritius	50.0%	1	2 of 3	22	449,891	421,920	7%
Rwanda	87.5%	10	2 of 3	174,073	548,002		—
Senegal	100.0%	14	2 of 4	-26,369	2,424,171	1,895,912	28%
Tanzania	100.0%	41	2 of 7	181,966	4,575,534	3,492,601	31%

Total customers excluding Amnet and discontinued operations		260		714,538	37,443,260	31,857,298	18%

(i)           Source: CIA The World Fact Book

(ii)          Source: Millicom. Market position derived from active customers based on interconnect

(iii)         Millicom has a policy of reporting only those customers that have generated revenues within a period of 60 days, or in the case of new customers only those that have already started generating revenues

(iv)         DRC market position relates to the Kinshasa/Bas Congo area only

*                                         Millicom’s unconditional call option over its partner’s 33.3% stake in the business allows Millicom to fully consolidate the business in Honduras.

Millicom International Cellular S.A.

Cellular revenues by country (100% basis) (unaudited)

				y-o-y
Country	Currency	Q3 10	Q3 09	Growth
		LC million	LC million
Central America
El Salvador	USD	95	106	-10%
Guatemala	GTQ	1,986	1,875	6%
Honduras	HNL	2,759	2,686	3%

South America
Bolivia	BOB	535	444	20%
Colombia	COP	295,967	237,884	24%
Paraguay	PYG	565,347	483,735	17%

Africa
Chad	XAF	11,374	10,842	5%
DRC	USD	35	28	25%
Ghana	GHS	79	71	11%
Mauritius	MUR	550	548	0%
Rwanda	RWF	5,916	—	N/A
Senegal	XAF	19,227	16,774	15%
Tanzania	TZS	99,019	72,950	36%

Local currency monthly recurring ARPU (unaudited)

Country	Currency	Q3 10	Q2 10	Q1 10	Q4 09	Q3 09
		LC	LC	LC	LC	LC
Central America
El Salvador	USD	11	11	11	12	12
Guatemala	GTQ	101	102	104	104	113
Honduras	HNL	197	191	190	197	194

South America
Bolivia	BOB	80	77	76	82	77
Colombia	COP	22,631	22,159	22,159	22,632	21,541
Paraguay	PYG	51,809	48,473	49,557	53,699	51,464

Africa
Chad	XAF	3,494	3,818	4,176	4,787	4,342
DRC	USD	6	6	6	7	7
Ghana	GHS	8	7	7	8	8
Mauritius	MUR	354	344	375	394	415
Rwanda	RWF	1,804	2,268	1,991	2,200	—
Senegal	XAF	2,555	2,509	2,829	2,991	2,707
Tanzania	TZS	7,292	6,836	6,689	7,425	7,339

Revenue growth — Forex effect by region

US$m	Revenue Q3 09	Constant currency growth	Forex	Revenue Q3 10	LC Growth %

C. America	374	(2)	4	376	1%
S. America	278	58	20	356	28%
Africa	200	44	(14)	230	15%
Cable	52	3	1	56	8%
Total	904	103	11	1,018	13%

Impact of main currency movements on quarterly revenues

	Q3 10 vs. Q3 09	Q3 10 vs. Q2 10
Ghana	3%	(1)%
Guatemala	3%	(1)%
Tanzania	(17)%	(7)%
Paraguay	5%	(1)%
Chad/Senegal	(11)%	—%
Colombia	14%	6%